Exhibit 21.1

ScanSource, Inc.
Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Percentage of Voting Securities Owned by Immediate Parent
4100 Quest, LLC	South Carolina	100%
ScanSource Properties, LLC	South Carolina	100%
ChannelMax, Inc.	South Carolina	90%
ScanSource Canada, Inc.	British Columbia	100%
ScanSource de Mexico S De RL De CV	Mexico	100%
Outsourcing Unlimited, Inc.	Georgia	52%
Netpoint International, Inc.	Florida	52%
ScanSource Europe Limited	United Kingdom	100%
ScanSource UK Limited	United Kingdom	100%
ScanSource Europe SA	Belgium	100%